

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

J. Thomas Mason, Esq.
Executive Vice President,
General Counsel and Secretary
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

Re: **M/I Homes, Inc.**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed April 7, 2011
        File No. 333-172653

        Definitive Proxy Statement on Schedule 14A
        Filed March 31, 2011
        File No. 001-12434

        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 1, 2011
        File No. 001-12434

Dear Mr. Mason:

    We have reviewed your filings and have the following comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

1. Throughout this section, we note that the compensation committee considers the
    individual performances of the named executive officers when setting total compensation
    and specific elements of compensation. Additionally, on page 26, we note that the
    compensation committee specifically considered Mr. Mason's individual performance
    when determining to increase his base salary in 2010. In future filings, please describe
    the elements of individual performance and contribution for each named executive officer
    on an individual basis that the compensation committee considers when setting and
    awarding compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Adam K. Brandt, Esq.
        Vorys, Sater, Seymour and Pease LLP
        52 East Gay Street
        P.O. Box 1008
        Columbus, OH 43216-1008